UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission File No. 1-13726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHESAPEAKE ENERGY CORPORATION
6100 North Western Avenue
Oklahoma City, OK 73118

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Index

Note:
Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of
Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”) as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at the End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at the End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Oklahoma City, Oklahoma
June 28, 2017

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets:
Investments at fair value (See Note 3)	$544,238,213	$444,547,085
Investments at contract value (See Note 4)	—	31,177,384
Receivables:
Notes receivable from participants	7,079,138	7,076,853
Participant contributions	99,832	—
Employer contributions	96,575	—
Total assets	551,513,758	482,801,322

Liabilities:
Accrued administrative expenses	37,266	45,306
Total liabilities	37,266	45,306
Net assets available for benefits	$551,476,492	$482,756,016

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016
Additions:
Investment income:
Dividends and interest	$2,236,599
Net appreciation in fair value of investments	64,564,729
Total investment income	66,801,328

Interest on notes receivable from participants	335,621

Contributions:
Employer	38,472,247
Participant	40,820,174
Total contributions	79,292,421
Total additions	146,429,370

Deductions:
Benefits paid to participants	(77,273,697)
Administrative expenses	(435,197)
Total deductions	(77,708,894)

Net increase in net assets available for benefits	68,720,476

Net assets available for benefits:
Beginning of year	482,756,016
End of year	$551,476,492

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements

1.	Description of the Plan
The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan").
General and Eligibility
The Plan is a defined contribution plan that covers all eligible employees of Chesapeake Energy Corporation (Chesapeake) and its subsidiaries (collectively with Chesapeake, the “Company”), except for hourly employees of Chesapeake Appalachia, L.L.C., a wholly owned subsidiary of Chesapeake, who are members of the United Steel Workers of America Union. An employee becomes an active participant on the earliest date on which that individual becomes an eligible employee. An eligible employee is at least 18 years of age on his or her first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The plan administrator is a committee of Chesapeake employees who are appointed by and serve at the direction of Chesapeake (the “Benefits Committee”). The Benefits Committee is responsible for administration of the Plan, except for duties related to selecting and monitoring the investment options provided under the Plan. The selection and monitoring of investment options, and related functions, is the responsibility of a separate committee of Chesapeake Employees who are appointed by and serve at the direction of Chesapeake (the “Investment Committee”).
Fidelity Management Trust Company (Fidelity), serves as trustee and record keeper for the Plan.
Effective January 1, 2015, the Plan was amended to enable participants to decide on investment direction of all contributions in the Plan. Prior to January 1, 2015, Chesapeake directed the investment of matching contributions and Employee Stock Ownership Plan (ESOP) discretionary contributions. In addition, effective January 1, 2015, the Plan was amended to enable participants to immediately diversify out of matching contributions and ESOP discretionary contributions invested in employer securities. Prior to January 1, 2015, a participant had to wait until they were age 55 or had completed three years of vesting service. Effective January 1, 2017, the Plan was amended to fully vest any participant whose employment was terminated, voluntarily or involuntarily, during the period beginning on January 1, 2015 and ending on December 31, 2016.
Contributions
Each year, participants may contribute up to 75% of pre-tax annual salary compensation and up to 100% of performance-related bonus compensation, as defined by the Plan, subject to certain limitations ($18,000 in 2016). Participants who are age 50 and above may elect to make additional “catch-up” contributions, limited to $6,000 in 2016. Participants may also contribute amounts representing rollover distributions from other qualified plans.
The Company matches 100% of participant contributions up to 15% of participant eligible compensation. The Company's matching contributions totaled $38,472,247 in 2016. Profit-sharing contributions may be made at the discretion of the Company. Contributions are subject to certain annual limitations under the Internal Revenue Code of 1986, as amended (the "Code"). No discretionary profit-sharing contributions were made in 2016.
The Company’s matching contributions are made in cash. Participants can direct the contributions for investment in any of the investment options available to the Plan under or through the Plan documents, and may request the transfer of amounts resulting from those contributions between such investment options.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan investment income (loss). Allocations are based on participant investment income (loss) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.
Vesting
Participants are immediately vested in their personal contributions plus actual earnings thereon. Vesting of the Company's matching and profit-sharing contributions plus actual earnings thereon is based on years of credited service or retirement at or after age 65. A participant becomes 100% vested after five years of credited service under a graded vesting schedule.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus 1% at the time of loan origination. The prime rate as of December 31, 2016 was 3.75%. Principal and interest are paid ratably through payroll deductions. Interest rates on loans outstanding as of December 31, 2016 ranged from 3.25% to 7.25%, with loans maturing at various dates through 2026.
Upon termination, participants may choose to pay the loan in full within 60 days, set up direct deposit to continue paying back the loan, or default on the loan.
If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. During 2016, total deemed distributions were $5,089.
Payment of Benefits
Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or have the value rolled over to another qualified plan or IRA. Participants may elect to have the value of investments vested in Chesapeake common stock paid in cash or shares of common stock.
Amounts Forfeited
Forfeited non-vested amounts are generally used to pay administrative expenses of the Plan or to reduce future Company contributions into the Plan. Unallocated forfeited non-vested accounts totaled $1,130,943 as of December 31, 2016. During 2016, administrative expenses were reduced by $77,517 from forfeited non-vested accounts.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). The Plan measures fair value as required by Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value under U.S. GAAP. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. See Note 3 for the fair value measurement disclosures associated with the Plan's investments.
Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will continue to occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Plan Expenses
Trustee and recordkeeper fees are paid by the Participants through a fixed per-participant based fee structure excluding those participants that have balances under $2,000. For participants with balances under $2,000, the fees are paid by Chesapeake. Certain Plan expenses, such as annual audit fees, are paid by Chesapeake and are not included in these financial statements. Investment related expenses are included in net appreciation of fair value of investments.
Partial Plan Termination
A partial plan termination generally occurs when a group of participants is involuntarily eliminated from the Plan and the reduction is significant. The IRS provides that a turnover rate of at least 20% creates a presumption that a partial termination has occurred.
The workforce reductions related to the market downturn reached a level that the Company determined a partial termination of the Plan occurred in the 2016 plan year. As a result, the Company vested participating employees who had a severance from employment during the 2015 and 2016 plan year. Previously unvested participant accounts were fully vested using forfeitures.
Recently Issued Accounting Pronouncements
In March 2017, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Contribution Pension Plans (Topic 962). The ASU requires a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The ASU removes the requirement to disclose the percentage interest in the master trust for plans with divided interest and requires that all plans disclose the dollar amount of their interest in each of those general types of investments. It also requires all plans to disclose their master trust’s other asset and liability balances and the dollar amount of the plan’s interest in each of those balances. The ASU

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Plan is evaluating the impact of this guidance on the Plan's financial statements and related disclosures.

3.    Fair Value Measurements
The authoritative guidance for fair value measurements, ASC 820, establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan's estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The three levels of hierarchy based on reliability of inputs are as follows:

Level 1:
Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date. Valuation of these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2:
Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or a liability.
In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
The following is a description of the Plan's valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Common Stock: Valued at the closing price reported in the active market in which the individual securities are traded. This security is classified as Level 1.
Mutual Funds: Valued at the closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Investments in mutual funds generally may be redeemed daily.
Self-Directed Brokerage Accounts: Assets held in self-directed brokerage accounts consist of stocks and bonds. The fair values of amounts held in self-directed brokerage accounts are derived from quoted market prices. These securities are classified as Level 1.
Common/Collective Trust Funds: Valued at the Net Asset Value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The valuation methods described above may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table provides by level, within the fair value hierarchy, classification information for Plan assets measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
December 31, 2016
Common Stock
Employer security	$81,614,355	$—	$—	$81,614,355
Mutual Funds
Government money market	916,291	—	—	916,291
International equity	9,311,816	—	—	9,311,816
Large U.S. equity	45,183,912	—	—	45,183,912
Small/mid U.S. equity	37,722,597	—	—	37,722,597
Self-Directed Brokerage Account	5,252,008	—	—	5,252,008
Total assets in fair value hierarchy	$180,000,979	$—	$—	$180,000,979
Investments measured at net asset value (a)				364,237,234
Total investments				$544,238,213

December 31, 2015
Common Stock
Employer security	$49,988,575	$—	$—	$49,988,575
Mutual Funds
Government money market	643,851	—	—	643,851
International equity	8,292,296	—	—	8,292,296
Large U.S. equity	36,553,327	—	—	36,553,327
Small/mid U.S. equity	30,072,883	—	—	30,072,883
Self-Directed Brokerage Account	5,298,374	—	—	5,298,374
Total assets in fair value hierarchy	$130,849,306	$—	$—	$130,849,306
Investments measured at net asset value (a)				313,697,779
Total investments				$444,547,085
___________________________________________

(a)
In accordance with subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2016
Commingled funds:
Balanced/asset allocation	$217,898,173	None	Daily	None
Fixed income	45,613,051	None	Daily	None
U.S. Equity	79,859,934	None	Daily	None
International Equity	20,866,076	None	Daily	None
Investments measured at net asset value	$364,237,234

December 31, 2015
Commingled funds:
Balanced/asset allocation	$192,176,674	None	Daily	None
Fixed income	16,457,727	None	Daily	None
U.S. Equity	77,937,118	None	Daily	None
International Equity	24,482,837	None	Daily	None
Government Securities	1,738,054	None	Daily	None
Total commingled funds	312,792,410
Stable value collective trust fund	905,369	None	Daily	12 months
Investments measured at net asset value	$313,697,779
4.    Fully Benefit-Responsive Investment Contracts
The Chesapeake Stable Value Fund is the Plan's guaranteed investment fund option. The fund may invest in short-term money market instruments and a collective investment fund. Prior to June 2016, the fund was also able to invest in a fully benefit-responsive Guaranteed Investment Contract (GIC) with Principal. As of December 31, 2016, Galliard Capital Management, Inc. (Galliard) managed the short-term money market instruments and the collective investment fund.
Effective January 1, 2007, the Plan entered into a benefit-responsive investment contract, referred to as the Principal Fixed Income Option 401(a)(k), with Principal. This contract met the fully benefit-responsive investment contract criteria and therefore was reported at contract value in the Statements of Net Assets Available for Benefits. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. Principal maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at the contract value. The Company would be assessed a penalty of 5% of the contract value if it were to discontinue the investment contract without a 12-month notification to Principal.
On June 23, 2016, the GIC with Principal was terminated and all assets that were held in the Principal Fixed Income Option 401(a)(k) were transferred to Galliard. The funds were invested in the Galliard Managed Income Fund.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

As of December 31, 2016 and 2015, the contract value for the investment contract was $0 and $31,177,384, respectively.
There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rates are reset every January 1 and July 1 by Principal using the calculation methodology set forth in the investment contract. The methodology for calculating the interest crediting rate is defined in the investment contract under the term "Composite Crediting Rate." The composite crediting rate is determined by calculating the rate that, when used to accrue interest from the first day of such deposit period to the end of such deposit period, including expected net cash flows, will result in a value equal to the sum of (a), (b) and (c) below, rounded to the nearest five basis points:

(a)
The aggregate of the values of each guaranteed interest fund for which the deposit period has closed. This value is determined by accumulating the value immediately prior to the first day of the deposit period for which the composite crediting rate is determined, with interest at the effective annual guaranteed interest rate for each such guaranteed interest fund for the deposit period.

(b)
The expected value of any guaranteed interest fund for which the deposit period has not closed. This value is determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

(c)
The expected value of any guaranteed interest fund for the deposit period the composite crediting rate is being determined. This value is determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

5.    Party-in-Interest Transactions
The Plan invests in Chesapeake common stock. These transactions represent investments in the Company and, therefore, constitute party-in-interest transactions. During 2016, there were 1,070 purchases of Chesapeake common stock for a total purchase price of $8,253,043 and 739 sales of Chesapeake common stock for a total selling price of $6,174,243. The market price for Chesapeake common stock as of December 31, 2016 and 2015 was $7.02 and $4.50, respectively. The closing market price as of June 27, 2017 was $4.80. Additionally, certain Plan investments are in mutual funds managed by Fidelity. Because the Plan pays certain fees to Fidelity and Fidelity is the trustee of the Plan, these transactions qualify as party-in-interest transactions. The Plan also holds notes receivable representing participant loans that qualify as party-in-interest transactions.
6.    Tax Status
The Plan is qualified under Section 401 of the Code and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a). A tax qualification letter, dated September 12, 2014, was received from the Internal Revenue Service (IRS) noting a favorable determination on the Plan. This determination letter is applicable through the amended and restated Plan document executed November 7, 2013. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions by the Plan and has concluded that as of December 31, 2016, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

7.    Plan Termination
Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100% vested in their accounts and participant account balances will be distributed to participants in accordance with the terms of the Plan.

8.	Concentration of Investments
As of December 31, 2016, the Plan held $81,614,355 of Chesapeake common stock, which was approximately 15% of total investments. Therefore, net assets available for benefits are particularly sensitive to changes in the value of Chesapeake common stock.
9.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2016 and 2015, as reflected in the accompanying financial statements, to the Plan's Form 5500, which is filed with the Department of Labor (the "Form 5500.")

	2016	2015
Net assets available for benefits per the financial statements	$551,476,492	$482,756,016
Add: Current year accrued administrative expenses	37,266	45,306
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(2,863,996)
Net assets available for benefits per the Form 5500	$551,513,758	$479,937,326
The following is a reconciliation of investment income for the year ended December 31, 2016, as reflected in the accompanying financial statements, to the Form 5500:

2016
Dividends and interest per the financial statements	$2,236,599
Add: Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,863,996
Dividends and interest per the Form 5500	$5,100,595
The following is a reconciliation of administrative expenses for the year ended December 31, 2016, as reflected in the accompanying financial statements, to the Form 5500:

2016
Administrative expenses per the financial statements	$435,197
Add: Prior year accrued administrative expenses	45,306
Less: Current year accrued administrative expenses	(37,266)
Administrative expenses per the Form 5500	$443,237
Administrative expenses are recorded on the Form 5500 when paid.
10.     Subsequent Events
The Plan has evaluated subsequent events through June 28, 2017, the date the financial statements were available to be issued.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2016

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*	Chesapeake Energy Corporation	Common Stock, $0.01 par value	$200,182,087	$81,614,355
	Vanguard Institutional Index Fund	Mutual Fund		44,664,455
	Vanguard Extended Market Index Fund	Mutual Fund		34,700,774
	Vanguard FTSE All-World Index Investor Shares	Mutual Fund		9,311,816
*	Fidelity Government Cash Reserve	Mutual Fund		916,291
	Vanguard Target Income Fund	Mutual Fund		4,250,285
	Vanguard Target Retirement 2010 Trust II Fd	Mutual Fund		499,803
	Vanguard Target Retirement 2015 Trust II Fd	Mutual Fund		5,585,693
	Vanguard Target Retirement 2020 Trust II Fd	Mutual Fund		29,379,613
	Vanguard Target Retirement 2025 Trust II Fd	Mutual Fund		17,893,193
	Vanguard Target Retirement 2030 Trust II Fd	Mutual Fund		26,250,591
	Vanguard Target Retirement 2035 Trust II Fd	Mutual Fund		14,256,821
	Vanguard Target Retirement 2040 Trust II Fd	Mutual Fund		34,560,692
	Vanguard Target Retirement 2045 Trust II Fd	Mutual Fund		29,771,268
	Vanguard Target Retirement 2050 Trust II Fd	Mutual Fund		40,317,012
	Vanguard Target Retirement 2055 Trust II Fd	Mutual Fund		12,915,802
	Vanguard Target Retirement 2060 Trust II Fd	Mutual Fund		2,217,401
	Vanguard Total Bond Market Index	Mutual Fund		3,021,823
	PIMCO All Asset Institutional	Mutual Fund		519,456
	Artisan Institutional Growth Fund	Common/Collective Trust Fund		20,866,076
	Prudential Core Plus Bond Class 5	Common/Collective Trust Fund		16,882,756
	Boston Company Opportunistic Small MidCap	Common/Collective Trust Fund		32,151,573
	JPMorgan Analyst LargeCap Plus Core	Common/Collective Trust Fund		47,708,361
	Galliard Managed Income	Common/Collective Trust Fund		28,730,295
*	Fidelity Self-Directed Brokerage Acct	Common Stock, Mutual Funds and Money Market		5,252,008
	Total Investments			544,238,213
*	Participant Loans	Interest rates ranging from 3.25% to 7.25% due through December 2026		7,079,138
	Total			$551,317,351
___________________________________________
* Identifies parties-in-interest.
** Cost not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

By: /s/ JAY HAWKINS

Jay Hawkins, Vice President Human Resources
and Plan Administrator

Date: June 28, 2017

EXHIBIT INDEX

Exhibit	Description
23	Consent of PricewaterhouseCoopers LLP